SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                             Form 10-C

          Report by Issuer of Securities Quoted on NASDAQ

                   Interdealer Quotation System

           Filed pursuant to Section 13 or 15(d) of the

         Securities Exchange Act of 1934 and Rule 13a-176

                       or 15d-17 thereunder

                PETROLEUM HEAT AND POWER CO., INC.
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          (Exact name of issuer as specified in charter)

               2187 Atlantic St., Stamford, CT 06902
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             (Address of principal executive offices)

  Issuer's telephone number, including area code    203-325-5400
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            I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security   Class A Common Stock
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2.  Number of shares outstanding before the change   21,501,413
    (as of 2/2/95)                                ----------------

3.  Number of shares outstanding after the change    22,855,077
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4.  Effective date of change                as of     2/9/95
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5.  Method of change:

     Specify method (such as merger, acquisition, exchange,
distribution, stock split, reverse split, acquisition of stock for
treasury, etc.):   Original issuance of 2,875,000 shares followed
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by a private purchase of 1,521,316 shares.
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     Give brief description of transaction:  Reflects the issuance
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of 2,875,000 shares in a public offering and the subsequent
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repurchase of 1,521,316 shares.
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                   II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change
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2.  Name after change
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3.  Effective date of charter amendment changing name
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4.  Date of shareholder approval of change, if required
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Date:  January 24, 1996            James Bottiglieri
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                                   James Bottiglieri
                                   Vice President and Controller